                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------

                             DE ANZA PROPERTIES - X
                            (Name of Subject Company)

                               MORAGA CAPITAL, LLC
                                MICHAEL L. ASHNER
                                 C.E. PATTERSON
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                             -----------------------

Michael L. Ashner                               Copy to:
Jericho Associates, L.P.                        Mark I. Fisher, Esq.
100 Jericho Quandrangle, Ste. 214               Rosenman & Colin
Jericho, New York 11753                         575 Madison Avenue
                                                New York, New York  10022

                                                Copy to:
C.E. Patterson                                  Paul J. Derenthal, Esq.
MacKenzie Patterson Inc.                        Derenthal & Dannhauser
1640 School Street, Suite 100                   455 Market Street, Suite 1600
Moraga, California  94556                       San Francisco, California  94105
(510) 631-9100                                  (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

 This Amendment No. 3 to the Bidders' Schedule 14D-1 hereby amends the Bidders'
              Schedule 13D with respect to the subject securities.

CUSIP NO.   None  14D-1Page 2 of 8 Pages


--------------------------------------------------------------------------------
1.Name of Reporting Person
S.S. or I.R.S. Identification Nos. of Above Person

MORAGA CAPITAL, LLC
--------------------------------------------------------------------------------
2.Check the Appropriate Box if a Member of a Group
(See Instructions)

(a)__
(b)__

--------------------------------------------------------------------------------
3.SEC Use Only
--------------------------------------------------------------------------------
4.Sources of Funds (See Instructions)

WC, AF
--------------------------------------------------------------------------------
5.Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(e) or 2(f)
__
--------------------------------------------------------------------------------
6.Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
7.Aggregate Amount Beneficially Owned by Each Reporting Person  3,281

--------------------------------------------------------------------------------
8.Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

--
--------------------------------------------------------------------------------
9.Percent of Class Represented by Amount in Row (7)  14.49%

--------------------------------------------------------------------------------
10.Type of Reporting Person (See Instructions)

OO

CUSIP NO.   None  14D-1Page 3 of 8 Pages

--------------------------------------------------------------------------------
1.Name of Reporting Person
S.S. or I.R.S. Identification Nos. of Above Person

Michael L. Ashner
--------------------------------------------------------------------------------
2.Check the Appropriate Box if a Member of a Group

(See Instructions)

(a)__
(b)__
--------------------------------------------------------------------------------
3.SEC Use Only
--------------------------------------------------------------------------------
4.Sources of Funds (See Instructions)

AF
--------------------------------------------------------------------------------
5.Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(e) or 2(f)
__
--------------------------------------------------------------------------------
6.Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
7.Aggregate Amount Beneficially Owned by Each Reporting Person      1,662
--------------------------------------------------------------------------------
8.Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

--
--------------------------------------------------------------------------------
9.Percent of Class Represented by Amount in Row (7)   7.34%
--------------------------------------------------------------------------------
10.Type of Reporting Person (See Instructions)

IN

CUSIP NO.   None  14D-1Page 4 of 8 Pages

--------------------------------------------------------------------------------
1.Name of Reporting Person
S.S. or I.R.S. Identification Nos. of Above Person

Charles Evans Patterson
--------------------------------------------------------------------------------
2.Check the Appropriate Box if a Member of a Group
(See Instructions)

(a)__
(b)__
--------------------------------------------------------------------------------
3.SEC Use Only
--------------------------------------------------------------------------------
4.Sources of Funds (See Instructions)

AF
--------------------------------------------------------------------------------

5.Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(e) or 2(f)
__
--------------------------------------------------------------------------------
6.Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------
7.Aggregate Amount Beneficially Owned by Each Reporting Person      3,271
--------------------------------------------------------------------------------
8.Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

--
--------------------------------------------------------------------------------
9.Percent of Class Represented by Amount in Row (7)   14.45%
--------------------------------------------------------------------------------
10.Type of Reporting Person (See Instructions)

IN

         This Amendment No. 3 to Schedule 14D-1 amends the Schedule 14D-1 filed November 29, 1995 and amended by Amendment No. 1 dated December 13, 1995, and by Amendment No. 2 dated December 29, 1995 (together the "Schedule") by Moraga Capital, LLC (the "Purchaser"), as set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule and exhibits thereto.

         This Amendment No. 3 is the final amendment to the Schedule and is filed to report the termination and results of the Offer described in the Schedule. The Offer terminated as of January 31, 1996. The Offer resulted in the tender by Unitholders and acceptance for payment by the Purchaser of a total of 1,642 Units. The Purchaser, together with its members, is now the beneficial owner of a total of 3,281 Units or approximately 14.49% of the outstanding Units. The final purchase price paid by the Purchaser was in the amount of $440.94 per Unit, or the stated price of $450 per Unit reduced, as provided in the Offer, by the $9.06 per Unit distributed by the Partnership effective as of December 22, 1995 and received by Unitholders in January 1996.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 1, 1996

/s/ MICHAEL L. ASHNER
---------------------------
Michael L. Ashner

/s/ C.E. PATTERSON
---------------------------
C.E. Patterson

MORAGA CAPITAL, LLC

BY ITS MEMBERS:

JERICHO ASSOCIATES, L.P.

By:      /s/ MICHAEL L. ASHNER                              February 1, 1996
         ---------------------------                        --------------------
         Michael L. Ashner,                                 Date
         Its General Partner

MORAGA PARTNERS, INC.

By:      /s/ C.E. PATTERSON                                 February 1, 1996
         ---------------------------                        --------------------
         C.E. Patterson, President                          Date

CAL-KAN, INC.

By:      /s/ C.E. PATTERSON                                 February 1, 1996
         ---------------------------                        --------------------
         C.E. Patterson, President                          Date

LP SECONDARY MARKET FUND, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         February 1, 1996
                 ---------------------------                --------------------
                 C.E. Patterson, President                  Date

MACKENZIE SPECIFIED INCOME FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         February 1, 1996
                 ---------------------------                --------------------
                 C.E. Patterson, President                  Date

MACKENZIE PATTERSON SPECIAL FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         February 1, 1996
                 ---------------------------                --------------------
                 C.E. Patterson, President                  Date

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS
  INCOME FUND 3, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         February 1, 1996
                 ---------------------------                --------------------
                 C.E. Patterson, President                  Date

CFS SECONDARY MARKET FUND, L.P.

         By:     /s/ WILLIAM R. COUSINS                     February 1, 1996
                 ---------------------------                --------------------
                 William R. Cousins,                        Date
                 Its General Partner

MORAGA FUND 1, L.P.

By:      Moraga Partners, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         February 1, 1996
                 ---------------------------                --------------------
                 C.E. Patterson, President                  Date

ACCELERATED HIGH YIELD INCOME FUND I, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         February 1, 1996
                 ---------------------------                --------------------
                 C.E. Patterson, President                  Date

ACCELERATED HIGH YIELD INCOME FUND II, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         February 1, 1996
                 ---------------------------                --------------------
                 C.E. Patterson, President                  Date

ACCELERATED HIGH YIELD GROWTH FUND I, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         February 1, 1996
                 ---------------------------                --------------------
                 C.E. Patterson, President                  Date